Results of General Shareholders’ Meeting for the Fiscal Year of 2007

On March 19, 2008, Shinhan Financial Group held the general shareholders’ meeting for the fiscal year of 2007, and all five agenda listed below were approved as originally proposed.

1) Approval of Financial Statements (balance sheets, income statements and statements of appropriation of retained earnings) for the fiscal year 2007 (January 1, 2007 ~ December 31, 2007)

2) Approval of Revisions to Articles of Incorporation

3) Appointment of directors (13 directors)

4) Appointment of Audit Committee members (4 members)

5) Approval of director remuneration limit

6) Approval of stock option grant to the executives and employees of Shinhan Financial Group and its Subsidiaries

For details of the originally proposed agenda, please refer to our Convocation Notice of the 7th general shareholders’ meeting, which was reported as a current report of Form 6-K on February 22, 2008.